[redacted]

11019333

UNITED STATES
SECURITIES AND EXCHANGE COMM.
Washington, D.C. 20549

OMB APPROVAL	
	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response...... 12.00	

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2011
WASH. D.C.
189

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68386

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BCMS CAPITAL ADVISORS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 BROAD STREET 29TH FL
(No. and Street)

NEW YORK, (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DANIEL LIPMAN 212-453-2558
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SPIELMAN KOENIGSBERG & PARKER LLP
(Name – *if individual, state last, first, middle name*)

888 SEVENTH AVENUE 35TH FL (Address) NEW YORK (City) NY (State) 10106 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT GOLDSMITH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BCMS CAPITAL ADVISORS LLC, as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFER CORONA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01CO6171237
Qualified in Kings County
My Commission Expires July 23, 2011

Robert Goldsmith
Signature

MEMBER
Title

Jennifer Corona
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BCMS CAPITAL ADVISORS, LLC

TABLE OF CONTENTS

For the Year Ended December 31, 2010

Spielman Koenigsberg & Parker, LLP
Certified Public Accountants
888 Seventh Avenue
New York, NY 10106
Phone: 212.489.5200
Fax: 212.489.5217

Independent Auditors' Report

To the Board of Directors
BCMS Capital Advisors, LLC:

We have audited the accompanying statement of financial condition of BCMS Capital Advisors, LLC as of December 31, 2010, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of BCMS Capital Advisors, LLC as of December 31, 2010 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule on page nine is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Spielman Koenigsberg & Parker LLP

New York, New York
February 22, 2011

BCMS CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

Assets	
Current	
Cash and cash equivalents	$ 257,024
Total assets	$ 257,024
Liabilities	
Current	
Accounts payable	$ 1,475
Accrued expenses	25,000
Due to parent company	83,449
Total liabilities	109,924
Members' equity	147,100
Total liabilities and members' equity	$ 257,024

The accompanying notes are an integral
part of these financial statements.

BCMS CAPITAL ADVISORS, LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2010

Revenue	$ -
Expenses	
Professional fees	$ 90,709
General and administrative	37,873
Guaranteed payments	30,708
Regulatory fees	12,207
Salaries and related taxes	5,891
Insurance	3,495
Total expenses	180,883
Net loss	$ (180,883)

The accompanying notes are an integral part of these financial statements.

BCMS CAPITAL ADVISORS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the Year Ended December 31, 2010

Members' equity, December 31, 2009	$ 24,975
Capital contributions	303,008
Net loss	(180,883)
Members' equity, December 31, 2010	$ 147,100

The accompanying notes are an integral part of these financial statements.

BCMS CAPITAL ADVISORS, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2010

Cash flows from operating activities:	
Net loss	$ (180,883)
Adjustments to reconcile net loss to net cash used in operating activities:	
Increase in:	
Accounts payable	1,475
Accrued expenses	25,000
Due to parent company	83,449
Net cash used in operating activities	(70,959)
Cash flows from financing activities:	
Capital contributions	303,008
Net cash provided by financing activities	303,008
Net increase in cash	232,049
Cash and cash equivalents, beginning of year	24,975
Cash and cash equivalents, end of year	$ 257,024

The accompanying notes are an integral part of these financial statements.

BCMS CAPITAL ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2010

1. Organization

BCMS Capital Advisors, LLC ("BCMS" or the "Company") is a New York single member limited liability Company that was formed on August 14, 2009. BCMS is a 100% owned subsidiary of BCMS Corporate LLC. Effective August 30, 2010, the Company commenced operations as a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and became a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is currently engaged in finding buyers and sellers of businesses, effecting or facilitating securities transactions and consulting and advisory services relating to the acquisition of business enterprises. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph(k)(2)(i) of that rule.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid instruments with a maturity of three months or less.

Revenue and Expense Recognition

The Company records commission revenue and related expenses on a trade date basis.

Fair Value of Financial Instruments

In accordance with accounting principles generally accepted in the United States, the Company adopted the standard related to fair value measurements and disclosures. The standard defines fair value and establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). As of December 31, 2010, the "Fair Value Measurement" had no effect on the financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Income Taxes

No provision for income taxes is shown on the accompanying financial statements since existing laws require the members to report their share of income or loss on their individual income tax returns.

3. Concentration of Credit Risk

The Company maintains its cash balances at financial institutions located in the New York metropolitan area. The account at this institution is fully insured by the Federal Deposit Insurance Corporation ("FDIC") as of December 31, 2010.

4. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. The rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The net capital and aggregate indebtedness change from day to day, but as of December 31, 2010 the company had net capital of $147,100, which was $139,772 in excess of SEC required net capital of $7,328.

5. Liabilities Subordinated to General Creditors

The Company has no liabilities subordinated to general creditors.

6. Related Party Transactions

The Company is a wholly owned subsidiary of BCMS Corporate LLC (the "Parent"). The Company and the Parent entered into an expense sharing agreement for the allocation of certain expenses of the Company and payment thereof by the Parent. This agreement is in compliance with the applicable SEC and FINRA rulings and interpretations. As of December 31, 2010, $83,449 was due to the Parent for the allocation of certain expenses.

7. Subsequent Events

In accordance with auditing standards generally accepted in the United States of America, the Company adopted the standard related to subsequent events evaluation and disclosures in 2010. The standard requires the entity to disclose the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. As such, the Company has evaluated subsequent events through February 22, 2011, the date on which the financial statements were available to be issued and determined there were no events which required disclosure.

SUPPLEMENTARY INFORMATION

BCMS CAPITAL ADVISORS, LLC

SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1

For the Year Ended December 31, 2010

Members' equity	$ 147,100
Less: nonallowable assets:	
Total non-allowable assets	-
Net capital	147,100
Computation of basic net capital requirement:	
Minimum net capital requirement (greater of 6 ⅔% of aggregate indebtedness or $5,000)	7,328
Capital in excess of minimum requirement	$ 139,772
Aggregate indebtedness	$ 109,924
Ratio of aggregate indebtedness to net capital.	.75:1

There were no material differences between the computation of net capital in the above schedule and the amount reported in the Company's unaudited Form X-17A5, Part IIA filing as of December 31, 2010.

The accompanying notes are an integral part of these financial statements.

SKP
Spielman Koenigsberg & Parker, LLP
Certified Public Accountants
888 Seventh Avenue
New York, NY 10106
Phone: 212.489.5200
Fax: 212.489.5217

Independent Auditors' Report on Internal Control Structure

Board of Directors
BCMS Capital Advisors, LLC

In planning and performing our audit of the financial statements of BCMS Capital Advisors, LLC (the "Company"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, comparisons and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Independent Auditors' Report on Internal Control Structure (continued)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and fourth paragraphs of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report recognizes that it is not practical in an organization the size of BCMS Capital Advisors, LLC to achieve all of the divisions or duties and cross-checks generally included in a system of internal accounting control, and that, alternatively, greater reliance must be placed on surveillance by management.

Independent Auditors' Report on Internal Control Structure (continued)

This report is intended solely for the use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Spielman Koenigsberg + Parker LLP

New York, New York
February 22, 2011

BCMS CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS

December 31, 2010
(With Independent Auditors' Report)

BCMS CAPITAL ADVISORS, LLC

SIPC SUPPLEMENTAL REPORT

December 31, 2010

(With Independent Auditors' Report)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 68386

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BCMS CAPITAL ADVISORS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 BROAD STREET 29TH FL
(No. and Street)

NEW YORK, (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DANIEL LIPMAN 212-453-2558
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SPIELMAN KOENIGSBERG & PARKER LLP
(Name – *if individual, state last, first, middle name*)

888 SEVENTH AVENUE 35TH FL (Address) NEW YORK (City) NY (State) 10106 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ROBERT GOLDSMITH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BCMS CAPITAL ADVISORS LLC, as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFER CORONA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01CO6171237
Qualified In Kings County
My Commission Expires July 23

Signature

MEMBER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BCMS CAPITAL ADVISORS, LLC

TABLE OF CONTENTS

December 31, 2010

SKP
Spielman Koenigsberg & Parker, LLP
Certified Public Accountants
888 Seventh Avenue
New York, NY 10106
Phone: 212.489.5200
Fax: 212.489.5217

Independent Auditors' Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors
BCMS Capital Advisors, LLC:

We have audited the financial statements of BCMS Capital Advisors, LLC as of December 31, 2010, and have issued our report thereon dated February 22, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Spielman Koenigsberg & Parker LLP

New York, New York
February 22, 2011

BCMS CAPITAL ADVISORS, LLC

SCHEDULE OF COMPUTATION OF "SIPC" ANNUAL GENERAL ASSESSMENT
FOR BROKERS AND DEALERS PURSUANT TO RULE 17A-5(e)(4)

For the Period Beginning August 28, 2010 and Ending December 31, 2010

Total revenue	$ -
Less: allowable deductions:	
Interest income and reimbursed expenses	-
Total deductions	-
SIPC net operating revenues	-
General Assessment @ .0025 not less than $150	150
Less: payment made	-
Balance due	$ 150

There were no material differences between the computation of the SIPC annual general assessment in the above schedule and the amount reported in the Company's SIPC-7 filing.